Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Power Selects Gujarat for Development of

New Solar Component Manufacturing Facility

•	State-of-the-art facility will manufacture solar cells and modules.

•	Around 100 acres allocated for greenfield project, ensuring sufficient land for future expansion.

•	ReNew’s sustainability initiatives to ensure creation of a ‘Green Factory’.

Gurgaon, May 17, 2021: ReNew Power (“ReNew” or “the Company”), India’s leading renewable energy company, today announced its intention to develop a solar cell and module manufacturing facility in Dholera Special Industrial Region (DSIR), approximately 100 km outside the city of Ahmedabad, in the state of Gujarat.

The greenfield facility will manufacture 2 gigawatts (GW) of solar cells and modules annually using state-of-the-art monocrystalline PERC (Passivated Emitter & Rear Contact) and large wafer technology and will implement best practices in line with Industry 4.0 manufacturing standards. The project has been allocated 100 acres of land by the state government, ensuring adequate availability of land for future capacity expansion. The plant is expected to be vertically integrated in terms of processes and infrastructure for the manufacturing of solar cells and modules and is anticipated to commence operations from fiscal year 2023. (Fiscal year is 12-month period beginning April 1, 2022 and ending March 31, 2023). The manufacturing capacity being set up will incorporate ReNew Power’s sustainability initiatives and ensure decarbonisation of manufacturing processes and supply chain to create a ‘Green Factory’ of the future.

Speaking about the development, Founder, Chairman and CEO of ReNew Power, Mr. Sumant Sinha said, “The Indian Government’s Production-Linked Incentive (PLI) scheme for solar photovoltaic (PV) modules has opened up several avenues for domestic manufacturing in the renewable energy sector. ReNew plans to manufacture both solar cells and modules in the Dholera manufacturing facility with the goal of creating a globally competitive manufacturing unit. We are committed to India’s ambition of achieving 450 GW of clean energy generation capacity by 2030, and we believe the new manufacturing unit will play an important role in boosting India’s domestic manufacturing capacity for clean energy. The new facility will help the company to bring a crucial function in-house.”

The state of Gujarat has been one of the pioneers in promoting renewable energy and ReNew’s first power project, a 25.2 MW wind farm, was also commissioned in Jasdan, Gujarat. The manufacturing plant is expected to generate 2500 jobs in the state.

Welcoming ReNew’s decision to develop its manufacturing facility in the state, the Additional Chief Secretary to Chief Minister of Gujarat and Chairman of Dholera Industrial City Development Limited, Mr. M K Das said, “The Gujarat Government is delighted to have ReNew Power set up its solar equipment manufacturing facility in Dholera. The Honourable Chief Minister Shri Vijay Rupani’s strong vision of promoting and increasing the share of renewable energy and the state’s progressive policies have provided the right support to clean energy projects. This manufacturing facility announced by ReNew Power will not only help reduce import dependency of the solar sector but will also play an important role in fulfilling the Honourable Prime Minister’s vision of an Aatmanirbhar Bharat (self-reliant India).”

Domestic manufacturing of modules and cells within the country is expected to help renewable energy companies reduce their dependence on imported components and finished modules from China, which currently accounts for nearly 80% of the world’s solar module production. Domestic manufacturing of cells and modules will also help ReNew avoid paying high customs duties on imported components, which are expected to come into force beginning in April 2022. In addition, the PLI scheme announced by the Government of India in 2020 will also provide financial incentives to domestic manufacturing units and is expected to help add 10,000 megawatts (10 GW) of integrated solar PV manufacturing capacity in the country.

The Dholera manufacturing facility, apart from supplying to ReNew Power’s own utility-scale power generation business, will also sell components to other renewable energy companies in India.

About ReNew Power

ReNew Power Private Limited is India’s leading renewable energy independent power producer (IPP) by capacity and is the 13th largest global renewable IPP by operational capacity. ReNew develops, builds, owns, and operates utility-scale wind energy projects, utility-scale solar energy projects, utility-scale firm power projects and distributed solar energy projects. As of March 31st, 2021, ReNew Power had a total capacity of close to 10 GW of wind and solar energy projects across India, including commissioned and committed projects. ReNew has a strong track record of organic and inorganic growth. ReNew’s current group of stockholders contain several marquee investors including Goldman Sachs, CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA.

As previously announced, renew has entered into a definitive agreement for a business combination with RMG Acquisition Corporation II (NASDAQ: RMGB), a publicly traded special purpose acquisition company (SPAC), that would result in ReNew becoming a publicly listed company. Completion of the proposed transaction is subject to customary closing conditions and is expected to occur in the second quarter of 2021.

For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Enquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

Madhur.kalra@renewpower.in

+91 9999016790

Investor Enquiries

Caldwell Bailey

ICR Inc.

IR@renewpower.in

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.